

September 21, 2011

Via Facsimile
Mr. Adrian Calaza
Chief Financial Officer
Telecom Argentina S.A.
Alicia Moreau de Justo 50
(C1107AAB) Buenos Aires
Argentina

> **Re: Telecom Argentina S.A.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed June 29, 2011**
> **File No. 1-13464**

Dear Mr. Calaza:

We have reviewed your response letter dated September 16, 2011 and have the following comments. As noted in our letter dated September 1, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Consolidated Income Statements, page F-5

1. We note your response to comment one from our letter dated September 1, 2011. We are not persuaded by your argument that the presentation of "Operating income before D&A" does not contradict paragraph BC 56 of IAS 1. We continue to believe that depreciation and amortization are items of an operating nature which should not be excluded from the results of operating activities, particularly in a capital intensive environment like the telecom industry. Please revise in future filings.

Please file all correspondence over EDGAR. You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director